UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of December 2009

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date December 24, 2009	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 00670)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

This announcement is made by China Eastern Airlines Corporation Limited (the ‘‘Company’’) in compliance with Rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (which requires any issuer listed on the Stock Exchange of Hong Kong Limited (the ‘‘Stock Exchange’’) whose securities are also listed on other stock exchange(s) to simultaneously inform the Stock Exchange of any information released to any of such other exchange(s) and to ensure that such information is released to the market in Hong Kong at the same time as it is released to the other market(s)).

Pursuant to the requirements of the articles of association of the Company and the Rules for the Board of Directors（董事會議事規則） and as convened by Mr. Liu Shaoyong, the Chairman, the 33rd ordinary meeting of the fifth session of the board of directors of the Company was held on 23 December 2009 at Shanghai International Airport Hotel.

Mr. Liu Shaoyong as the Chairman, Mr. Li Jun as the Vice Chairman, Mr. Ma Xulun, Mr. Luo Chaogeng, Mr. Luo Zhuping as directors of the Company, Mr. Hu Honggao, Mr. Wu Baiwang, Mr. Zhou Ruijin, Mr. Xie Rong and Mr. Sandy Ke-Yaw Liu as independent non-executive directors of the Company, attended the meeting.

Directors of the Company (the ‘‘Directors’’) present at the meeting confirmed that they had received the notice of the board meeting and relevant information prior to the meeting. Ms. Liu Jiangbo as the chairman of the supervisory committee of the Company, Mr. Xu Zhao, Mr. Yan Taisheng, Mr. Feng Jinxiong and Mr. Liu Jiashun as supervisors of the supervisory committee of the Company, Mr. Zhang Jianzhong as the vice president of the Company, Mr. Wu Yongliang as the chief financial officer of the Company and heads of the relevant departments of the Company also attended the meeting as observers. The quorum of Directors (including proxies) present at the meeting complied with the relevant requirements under the Company Law of the People’s Republic of China and the articles of association of the Company. The meeting was legally and validly held.

The meeting was chaired by Mr. Liu Shaoyong, the Chairman. After thorough discussion, the Directors present at the meeting considered and unanimously passed the following resolutions:

I.
Resignations of Mr. Hu Honggao and Mr. Zhou Ruijin as independent directors due to personal reasons, effective from the appointment of new independent directors of the Company, were approved. Nominations of Mr. Wu Xiaogen and Mr. Ji Weidong as candidates for independent directors of the fifth session of the board of directors of the Company (See Appendices I, II and III for the biographies and declarations of the candidates for independent directors and the declarations of the nominating party), with the same term of office as the current session of board of Directors, were approved.

The independent Directors of the Company are of the view that each of the abovementioned candidates for independent directors is in compliance with relevant laws and regulations, and is eligible to be an independent director of a listed company. Upon assessment of the eligibility and independence of the candidates for independent directors by the Shanghai Stock Exchange without any disagreement, the resolution for electing Mr. Wu Xiaogen as an independent director and the resolution for electing Mr. Ji Weidong as an independent director will be submitted to the forthcoming general meeting of the Company for consideration and approval. Authorisation was granted by the board of Directors of the Company to the Chairman to separately determine the date and time for convening the respective general meeting, which will be announced in due course.

The board of Directors of the Company hereby expresses its sincere gratitude to Mr. Hu Honggao and Mr. Zhou Ruijin for their loyal, faithful and diligent discharge of duties as independent directors and their active procurement of the formation of the Company’s corporate governance structure during their office.

II.
The Interim Administrative Regulations Concerning Hedging Businesses (《套期保值業務管理 （暫行）規 定》), the full texts of which are available on the website of Shanghai Stock Exchange www.sse.com.cn, were considered and approved.

III.
The resolution concerning the swap of certain liabilities with variable interest rates into liabilities with fixed interest rates was considered and approved, and the adoption by the Company of simple interest rate swap products to swap certain liabilities with variable interest rates into liabilities with fixed interest rates, whereby the remaining amount of liabilities with fixed interest rates shall not at any point of time exceed 50% of the Company’s long-term USD liabilities was approved in principle, and the general manager was authorized to take charge of the detailed implementation as such. Disclosure obligations in respect of the progress of such matter shall be enforced by the Company pursuant to the Listing Rules.

IV.	The resolution regarding amendments of certain provisions of the articles of association of the Company was considered and approved.

Pursuant to the authorization granted at the 3rd extraordinary general meeting of the Company in 2009, the following amendments of articles of association of the Company were approved:

(1)
The original Article 20 ‘‘As approved by the securities regulatory authority of the State Council, the total amount of shares of the Company is 7,741,700,000 shares.’’ was amended as ‘‘As approved by the China Securities Regulatory Commission, the total amount of shares of the Company is 9,581,700,000 shares.’’;

(2)
The original Article 21 ‘‘The Company has issued a total of 7,741,700,000 ordinary shares, comprising a total of 4,737,375,000 A shares, representing 61.19% of the total share capital of the Company, a total of 3,004,325,000 H shares, representing 38.81% of the total share capital of the Company.’’ was amended as ‘‘The Company has issued a total of 9,581,700,000 ordinary shares, comprising a total of 6,087,375,000 A shares, representing 63.53% of the total share capital of the Company, a total of 3,494,325,000 H shares, representing 36.47% of the total share capital of the Company.’’

(3) The original Article 24 ‘‘The registered capital of the Company is RMB7,741,700,000.’’ was amended as ‘‘The registered capital of the Company is RMB9,581,700,000.’’

The abovementioned amendments of certain provisions of the articles of association of the Company became effective from the date of the board meeting.

V.	Pursuant to the nomination of Mr. Ma Xulun, president of the Company, the appointment of Mr. Zhao Jinyu as the vice president of the Company (See Appendix IV for his biography), with the same term of appointment as the current session of the board of Directors, was approved.

By order of the board of Directors
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The directors of the Company as at the date of this announcement are:

Liu Shaoyong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(Director, President)
Luo Chaogeng	(Director)
Luo Zhuping	(Director, Company Secretary)
Hu Honggao	(Independent non-executive Director)
Wu Baiwang	(Independent non-executive Director)
Zhou Ruijin	(Independent non-executive Director)
Xie Rong	(Independent non-executive Director)
Liu Sandy Ke-Yaw	(Independent non-executive Director)

Shanghai, the People’s Republic of China
23 December 2009

Appendix I Biographies of candidates for independent directors

Mr. Wu Xiaogen, is currently the chief accountant of China First Heavy Industries (中國第一重型機械 集團) and holds the title of researcher. Mr. Wu was the assistant to general manager and the deputy general manager of the securities business department of China Jingu International Trust Investment Company Limited (中國金穀國際信託投資有限責任公司) from April 1998 to March 1999, the deputy general manager of the securities management department and the general manager of the institutional management department of China Technology International Trust Investment Company (中國科技國際 信託投資公司) from March 1999 to July 2000, the head of the audit teaching and research unit and the vice president of the School of Accountancy of Central University of Finance and Economics (中央財 經大學) from July 2000 to November 2004. He has been the chief accountant of China First Heavy Industries (中國第一重型機械集團) since November 2004. Mr. Wu graduated from the Department of Economics and Management of Central University of Finance and Economics (中央財經大學經濟管理 系) in 1997 and obtained a doctoral degree in Economics.

Mr. Ji Weidong, is currently the dean and professor of Koguan Law School of Shanghai Jiaotong University (上海交通大學), and an honorary professor of Kobe University, Japan. Mr. Ji graduated from the Department of Law of Peking University (北京大學) in 1983 and obtained a bachelor’s degree in law. Mr. Ji completed his master’s and doctoral degree courses at the graduate school of Kyoto University, Japan from April 1985 to March 1990. From September 1991 to July 1992, he was a visiting scholar at Stanford Law School, the USA. He obtained his doctoral degree in law from Kyoto University, Japan in January 1993. From April 1990 to September 1996, Mr. Ji was an associate professor at the School of Law of Kobe University, Japan. From October 1996 to March 2009, he was a professor at the School of Law of Kobe University, Japan. Since 2008, he has been the dean and professor of Koguan Law School of Shanghai Jiaotong University. Mr. Ji has been awarded the first Publication Merit Award (首屆著作嘉獎) granted by Japanese Association of Sociology of Law (日本 法社會學會) for his work Contemporary Law (《超近代的法》) (Kyoto: Minerva Publishing, 1999). In 2007, Mr. Ji was recognized as one of the ‘‘100 Most Influential Chinese Persons’’ (最有影響力的100 位中國人) in a general public magazine of The Asahi Shimbun (《朝日新聞》) of Japan as evaluated by an assessment panel consisting of domestic and overseas experts.

Appendix II Declarations made by the candidates for independent directors

Declarations made by the candidate for independent director of China Eastern Airlines Corporation Limited

Wu Xiaogen, the declarant, being nominated as candidate for independent director of the Fifth Board of Directors of China Eastern Airlines Corporation Limited, hereby declares to the public that there is no connection with China Eastern Airlines Corporation Limited that will affect his independence as independent director of China Eastern Airlines Corporation Limited. The specific declaration is as follows:

I.	Neither myself, any of my immediate family members or major social associates work in China Eastern Airlines Corporation Limited and any of its subsidiaries;

II.
Neither myself nor any of my immediate family members are shareholders of China Eastern Airlines Corporation Limited who directly or indirectly hold 1% or more of the issued share capital of China Eastern Airlines Corporation Limited, nor are they natural-person shareholders among the top ten shareholders of China Eastern Airlines Corporation Limited;

III.
Neither myself nor any of my immediate family members work for any corporate shareholder which directly or indirectly holds 5% or more of the issued share capital of China Eastern Airlines Corporation Limited; nor do they work in the top five corporate shareholders of China Eastern Airlines Corporation Limited;

IV.	I do not fall under any of the above 3 categories in the most recent year;

V.
Neither myself nor any of my immediate family members are Directors (Independent Directors), Supervisors or senior management members of the controlling shareholders or de facto controllers of China Eastern Airlines Corporation Limited or their subsidiaries;

VI.
I do not, or have not within the most recent year, provide/provided financial, legal or consultancy services to China Eastern Airlines Corporation Limited or its subsidiaries, and its controlling shareholders;

VII.
I do not work at an organization (or the controlling shareholder entity thereof) which has significant business transactions with China Eastern Airlines Corporation Limited, its controlling shareholders or their respective subsidiaries;

VIII.	I am not a civil servant of the PRC, nor am I prohibited by the Law Governing the Civil Servants of the People’s Republic of China from assuming the position of Independent Director;

IX.
I am not management cadres of the Central Government (or other party organizations), nor am I prohibited from assuming the position of Independent Directors by the regulations of the Central Disciplinary Committee (中央紀委) or the Organization Department of the CPC Central Committee (中央組織部) pertaining to Notification Regarding Regulating Management Cadre of the Central Government on Serving as Independent Directors or Independent Supervisors of Listed Companies or Fund Companies after Resignation or Retirement from Public Positions (《關於規範中管幹部辭 去公職或者退（離）休後擔任上市公司、基金管理公司獨立董事、獨立監事的通知》(Central Disciplinary Committee [2008] Document No. 22)（中紀發[2008]22 號）).

X.	I receive no undisclosed additional benefits from China Eastern Airlines Corporation Limited, its substantial shareholders or other interested organizations and officers;

XI.	I fulfill the requirements for appointments as Director stipulated by the Articles of Association of China Eastern Airlines Corporation Limited;

XII.	I do not fall under any conditions that prohibit me from assuming the position of Director of the Company under the Company Law of the People’s Republic of China;

XIII.
I warrant the truthfulness, accuracy and completeness of the relevant personal information including the biographies that I have provided to China Eastern Airlines Corporation Limited for which I intend to serve;

I do not hold the position of independent director for more than five listed companies, inclusive of China Eastern Airlines Corporation Limited, and I have not served in China Eastern Airlines Corporation Limited for more than six consecutive years.

I am fully aware of the duties as independent director and warrant that the above declaration is true, complete and accurate and does not contain any false or misleading statement. I fully understand the possible consequence of providing a false statement. The Shanghai Stock Exchange may consider my eligibility and my independence in reliance upon this declaration. During the term of office as the Company’s independent director, I shall comply with the regulations, requirements and notices issued by the China Securities Regulatory Commission and the requirements of the listing rules of the Shanghai Stock Exchange and be subject to the supervision of the Shanghai Stock Exchange. I shall ensure that I have adequate time and effort to perform my duties. I shall make independent judgment without any influence from the substantial shareholders or de facto controlling parties of the Company or other interested organizations or individuals.’’

The declarant: Wu Xiaogen
20 November 2009

Declarations made by the candidate for independent director of
China Eastern Airlines Corporation Limited

Ji Weidong, the declarant, being nominated as candidate for independent director of the Fifth Board of Directors of China Eastern Airlines Corporation Limited, hereby declare to the public that there is no connection with China Eastern Airlines Corporation Limited that will affect his independence as independent director of China Eastern Airlines Corporation Limited. The specific declaration is as follows:

I.	Neither myself, any of my immediate family members or major social associates work in China Eastern Airlines Corporation Limited and any of its subsidiaries;

II.
Neither myself nor any of my immediate family members are shareholders of China Eastern Airlines Corporation Limited who directly or indirectly hold 1% or more of the issued share capital of China Eastern Airlines Corporation Limited, nor are they natural-person shareholders among the top ten shareholders of China Eastern Airlines Corporation Limited;

III.
Neither myself nor any of my immediate family members work for any corporate shareholder which directly or indirectly holds 5% or more of the issued share capital of China Eastern Airlines Corporation Limited; nor do they work in the top five corporate shareholders of China Eastern Airlines Corporation Limited;

IV.	I do not fall under any of the above 3 categories in the most recent year;

V.
Neither myself nor any of my immediate family members are Directors (Independent Directors), Supervisors or senior management members of the controlling shareholders or de facto controllers of China Eastern Airlines Corporation Limited or their subsidiaries;

VI.
I do not, or have not within the most recent year, provide/provided financial, legal or consultancy services to China Eastern Airlines Corporation Limited or its subsidiaries, and its controlling shareholders;

VII.
I do not work at an organization (or the controlling shareholder entity thereof) which has significant business transactions with China Eastern Airlines Corporation Limited, its controlling shareholders or their respective subsidiaries;

VIII.	I am not a civil servant of the PRC, nor am I prohibited by the Law Governing the Civil Servants of the People’s Republic of China from assuming the position of Independent Director;

IX.
I am not management cadres of the Central Government (or other party organizations), nor am I prohibited from assuming the position of Independent Directors by the regulations of the Central Disciplinary Committee (中央紀委) or the Organization Department of the CPC Central Committee (中央組織部) pertaining to Notification Regarding Regulating Management Cadre of the Central Government on Serving as Independent Directors or Independent Supervisors of Listed Companies or Fund Companies after Resignation or Retirement from Public Positions (《關於規範中管幹部辭 去公職或者退（離）休後擔任上市公司、基金管理公司獨立董事、獨立監事的通知》(Central Disciplinary Committee [2008] Document No. 22) （中紀發[2008]22號）).

X.	I receive no undisclosed additional benefits from China Eastern Airlines Corporation Limited, its substantial shareholders or other interested organizations and officers;

XI.	I fulfill the requirements for appointments as Director stipulated by the Articles of Association of China Eastern Airlines Corporation Limited;

XII.	I do not fall under any conditions that prohibit me from assuming the position of Director of the Company under the Company Law of the People’s Republic of China;

XIII.
I warrant the truthfulness, accuracy and completeness of the relevant personal information including the biographies that I have provided to China Eastern Airlines Corporation Limited for which I intend to serve.

I do not hold the position of independent director for more than five listed companies, inclusive of China Eastern Airlines Corporation Limited, and I have not served in China Eastern Airlines Corporation Limited for more than six consecutive years.

I am fully aware of the duties as independent director and warrant that the above declaration is true, complete and accurate and does not contain any false or misleading statement. I fully understand the possible consequence of providing a false statement. The Shanghai Stock Exchange may consider my eligibility and my independence in reliance upon this declaration. During the term of office as the Company’s independent director, I shall comply with the regulations, requirements and notices issued by the China Securities Regulatory Commission and the requirements of the listing rules of the Shanghai Stock Exchange and be subject to the supervision of the Shanghai Stock Exchange. I shall ensure that I have adequate time and effort to perform my duties. I shall make independent judgment without any influence from the substantial shareholders or de facto controlling parties of the Company or other interested organizations or individuals.’’

The declarant: Ji Weidong
10 December 2009

Appendix III Declaration made by the nominating party of the independent directors

Declarations made by the nominating party of the independent directors of China Eastern Airlines Corporation Limited

The Board of Directors of China Eastern Airlines Corporation Limited, the nominating party, hereby declare to the public concerning the nominations of Mr. Wu Xiaogen and Mr. Ji Weidong as the candidates for independent directors of the Fifth Board of Directors of China Eastern Airlines Corporation Limited, that the candidates do not have any relationship with China Eastern Airlines Corporation Limited that will affect their independence. The specific declaration is as follows:

The nominations are made upon a thorough understanding of the professions, academic qualifications, titles, detailed work experience and all part-time positions of the candidates. The candidates have agreed in writing to be the candidates for independent directors of the Fifth Board of Directors of the China Eastern Airlines Corporation Limited. (See declarations made by the candidates). The nominating party considers that:

I.	the candidates are eligible to be directors of a listed company under the laws, administrative regulations and other relevant requirements;

II.	the candidates have fulfilled the requirements for appointments to the positions stipulated by the Articles of Association of China Eastern Airlines Corporation Limited;

III.
the candidates satisfy the level of independence as required by the Guiding Opinions on the Establishment of the System of Independent Directors in Listed Companies issued by the China Securities Regulatory Commission:

1.	Neither the candidates, their immediate family members nor major social associates work in China Eastern Airlines Corporation Limited and any of its subsidiaries;

2.
Neither the candidates nor any of their immediate family members are shareholders of China Eastern Airlines Corporation Limited who directly or indirectly hold 1% or more of the issued share capital of China Eastern Airlines Corporation Limited, nor are they natural-person shareholders among the top ten shareholders of the Company;

3.
Neither the candidates nor any of their immediate family members are working for any corporate shareholder which directly or indirectly holds 5% or more of the issued share capital of China Eastern Airlines Corporation Limited, or for any of the top five corporate shareholders of the Company;

4.	The candidates do not fall under any of the above 3 categories in the most recent year.

IV.
neither the candidates nor their immediate family members are Directors (Independent Directors), Supervisors or senior management members of the controlling shareholders or de facto controllers of China Eastern Airlines Corporation Limited or their subsidiaries;

V.
the candidates do not, or have not within the most recent year, provide/provided financial, legal or consultancy services to China Eastern Airlines Corporation Limited or its subsidiaries, and its controlling shareholders;

VI.
the candidates do not work at an organization (or the controlling shareholder entity thereof) which has significant business transactions with China Eastern Airlines Corporation Limited, its controlling shareholders or their respective subsidiaries;

VII.
the candidates are not civil servants of the PRC, nor are they prohibited by the Law Governing the Civil Servants of the People’s Republic of China from assuming the positions as Independent Directors;

VIII.
the candidates are not management cadres of the Central Government(or other party organizations), nor are they prohibited from assuming the position of Independent Directors by the regulations of the CPC Central Disciplinary Committee (中央紀委) or the Organization Department of the Central Committee(中央組織部) pertaining to Notification Regarding Regulating Management Cadre of the Central Government on Serving as Independent Directors or Independent Supervisors of Listed Companies or Fund Companies after Resignation or Retirement from Public Positions (《關於規範中管幹部辭去公職或者退（離）休後擔任上市公司、基金管理 公司獨立董事、獨立監事的通知》(Central Disciplinary Committee [2008] Document No. 22)（中 紀發[2008]22 號）).

Each of the candidates does not hold the position of Independent Director for more than five listed companies, inclusive of China Eastern Airlines Corporation Limited, and they have not served in China Eastern Airlines Corporation Limited for more than six consecutive years.

The nominating party has already verified all relevant details on the candidates for Independent Directors in accordance with regulation 1 of the Notice Regarding Strengthening the Documentation Work for Appointment Qualifications of Independent Directors of Listed Companies (《關於加強上市公司獨立董事任職資格備案工作的通知》(Shang Zheng Shang Zi [2008] Document No. 120)（上證上字[2008]120 號）) of the Shanghai Stock Exchange.

The nominating party hereby warrants that the above declaration is true, complete and accurate and does not contain any false or misleading statement. The nominating party fully understands the possible consequence of providing a false statement.

The nominating party: The Board of Directors of China Eastern Airlines Corporation Limited

10 December 2009

Appendix IV Biography of Mr. Zhao Jinyu

Mr. Zhao Jinyu, is currently the General Manager and Deputy Party Secretary of the Yunnan Branch of China Eastern Airlines Corporation Limited. Mr. Zhao joined the civil aviation industry in 1978. From November 1995 to March 1998, he was a deputy director and director of the Flying Safety and Technology Department of China General Aviation Corporation. From March 1998 to May 1999, he was the General Manager of the Flying Aviation Department of the Shanxi Branch of China Eastern Airlines Corporation Limited. From May 1999 to January 2000, he was the Vice President of the Shanxi Branch of the Company. From January 2000 to January 2004, he was the General Manager of the Hebei Branch of the Company. From January 2004 to May 2008, he was the General Manager and Deputy Party Secretary of the Anhui Branch of the Company. From May 2008 to July 2008, he was the Managing Vice President and Deputy Party Secretary of the Yunnan Branch of the Company. Since July 2008, he has been the General Manager and Deputy Party Secretary of the Yunnan Branch of the Company. Mr. Zhao graduated from the Civil Aviation Flight University of China for professional flying and holds the title of Second Class Pilot (二級飛行員職稱).